UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

July 24, 2007
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 24, 2007, Raymond James Financial, Inc. issued a press release disclosing third quarter results for period ended June 30, 2007. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 7.01 Regulation FD Disclosure

On July 24, 2007, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated July 24, 2007 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: July 24, 2007   By: /s/ Thomas A. James
                                   Thomas A. James
                                   Chairman and Chief Executive Officer

                             By: /s/ Jeffrey P. Julien
                                   Jeffrey P. Julien
                                   Senior Vice President - Finance
                                   and Chief Financial Officer

Release No. 0707-02   FOR IMMEDIATE RELEASE

July 24, 2007

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES RECORD THIRD QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 20 percent increase over the prior year's quarterly net income to $68,353,000, or $0.57 per diluted share, for the third quarter ended June 30, 2007. In comparison, the firm earned $56,774,000, or $0.48 per diluted share, for fiscal 2006's third quarter. Net revenues increased 9 percent to $688,660,000, while gross revenues grew 15 percent to $822,753,000.

Net income for the nine months of fiscal 2007 was reported at $187,463,000, up 15 percent from 2006's $163,414,000. Net revenues for the period increased 9 percent to $1,918,279,000 from $1,758,569,000 the previous year and gross revenues increased 16 percent to $2,270,653,000. Diluted earnings per share were $1.58, up from $1.41 for last year's comparable period.

"In the third quarter, Raymond James Financial again achieved new records in revenues and net income. Impressive increases in net interest earnings, fueled by continued rapid growth at Raymond James Bank, and excellent results in the capital markets sector, drove the increment in net income over last year.

"Fortunately, unlike some of the larger firms in the securities industry, Raymond James has virtually no exposure to the sub-prime business," stated Chairman and CEO Thomas A. James.

The company will conduct its quarterly conference call Wednesday, July 25, at 4:15 p.m. EDT. The telephone number is 877-777-1971. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Our Company," "Investor Relations," "Financial Reports," "Quarterly Analyst Conference Call." The subjects to be covered may also include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 4,640 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $207 billion, of which $36.1 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report on Form 10-K and quarterly reports for the quarters ended December 31, 2006 and March 31, 2007 on Form 10-Q, which are available on raymondjames.com and sec.gov.

Raymond James Financial, Inc.
Unaudited Report
For the third quarter ended June 30, 2007
(all data in thousands, except per share earnings)

	Third Quarter			Nine Months		
	2007	2006	% Change	2007	2006	% Change
Gross revenues	$822,753	$714,665	15%	$2,270,653	$1,953,085	16%
Net revenues	688,660	632,976	9%	1,918,279	1,758,569	9%
Net income	68,353	56,774	20%	187,463	163,414	15%
Net income per share - diluted	0.57	0.48	19%	1.58	1.41	12%
Weighted average common and common equivalent shares outstanding - diluted	119,140	116,960		118,425	115,556	

Balance Sheet Data

	June 2007	March 2007	September 2006	June 2006
Total assets	$ 15.8 bil.	$ 14.2 bil.	$ 11.5 bil.	$10.8 bil.
Shareholders' equity	$1,680 mil.	$1,602 mil.	$1,464 mil.	$1,444 mil.
Book value per share	$14.44	$13.79	$12.83	$12.40

Management Data
Quarter Ended

	June 2007	March 2007	September 2006	June 2006
Total financial advisors:				
United States	4,307	4,320	4,446	4,529
Canada	341	338	326	323
# Lead managed/co-managed:				
Corporate public offerings in U.S.	22	20	22	27
Corporate public offerings in Canada	14	5	3	7
Financial assets under management	$36.1 bil.	$33.9 bil.	$31.8 bil.	$31.6 bil.

	June 2007	March 2007	September 2006	June 2006
Client Assets	$ 207 bil.	$ 198 bil.	$ 182 bil.	$ 169 bil.
Client Margin Balances	$1,441 mil.	$1,408 mil.	$1,363 mil.	$1,405 mil.

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	Three Months Ended			Nine Months Ended		
	June 30, 2007	June 30, 2006	% Change	June 30, 2007	June 30, 2006	% Change
Revenues:						
Private Client Group	$ 499,475	$ 458,622	9%	$ 1,421,824	$ 1,251,272	14%
Capital Markets	146,383	133,004	10%	373,508	361,796	3%
Asset Management	59,667	54,692	9%	182,497	156,022	17%
RJBank	79,221	28,457	178%	186,000	68,975	170%
Emerging Markets	14,676	17,511	(16%)	43,126	43,360	(1%)
Stock Loan/ Borrow	19,573	16,850	16%	49,284	42,605	16%
Other	3,758	5,529	(32%)	14,414	29,055	(50%)
Total	$ 822,753	$ 714,665	15%	$ 2,270,653	$ 1,953,085	16%
Pre-tax Income:						
Private Client Group	$ 52,997	$ 54,246	(2%)	$ 158,366	$ 129,588	22%
Capital Markets	28,502	20,904	36%	55,953	57,564	(3%)
Asset Management	16,004	12,955	24%	47,459	35,072	35%
RJBank	8,729	4,632	88%	24,962	10,058	148%
Emerging Markets	(2,931)	3,830	(177%)	1,674	7,393	(77%)
Stock Loan/ Borrow	1,421	2,422	(41%)	2,995	6,970	(57%)
Other	5,176	(2,487)	308%	5,210	16,502	(68%)
Pre-tax Income	$ 109,898	$ 96,502	14%	$ 296,619	$ 263,147	13%

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	June 30, 2007	**June 30, 2006**	**% Change**	**March 31, 2007**	**% Change**
Revenues:					
Securities commissions and fees	$ 462,047	$ 424,594	9%	$ 418,292	10%
Investment banking	51,818	44,075	18%	38,025	36%
Investment advisory fees	51,754	46,371	12%	50,597	2%
Interest	191,691	125,860	52%	164,812	16%
Net trading profits	7,050	5,671	24%	3,091	128%
Financial service fees	30,285	41,596	(27%)	31,432	(4%)
Other	28,108	26,498	6%	32,022	(12%)
Total Revenues	822,753	714,665	15%	738,271	11%
Interest Expense	134,093	81,689	64%	112,552	19%
Net Revenues	688,660	632,976	9%	625,719	10%
Non-Interest Expenses:					
Compensation, commissions and benefits	462,459	429,224	8%	428,894	8%
Communications and information processing	28,828	25,858	11%	28,278	2%
Occupancy and equipment costs	19,983	18,701	7%	19,716	1%
Clearance and floor brokerage	8,180	8,781	(7%)	6,946	18%
Business development	22,416	21,782	3%	22,074	2%
Investment advisory fees	12,111	10,616	14%	11,438	6%
Other	29,156	23,685	23%	13,418	117%
Total Non-Interest Expenses	583,133	538,647	8%	530,764	10%
Income before minority interest and provision for income taxes	105,527	94,329	12%	94,955	11%
Minority Interest	(4,371)	(2,173)	(101%)	2,000	(319%)
Income before provision for income taxes	109,898	96,502	14%	92,955	18%
Provision for income taxes	41,545	39,728	5%	33,240	25%
Net Income	**$ 68,353**	**$ 56,774**	20%	**$ 59,715**	14%
Net Income per share-basic	**$ 0.59**	**$ 0.50**	18%	**$ 0.52**	13%
Net Income per share-diluted	**$ 0.57**	**$ 0.48**	19%	**$ 0.50**	14%
Weighted average common shares outstanding-basic	**116,135**	**113,464**		**115,702**	
Weighted average common and common equivalent shares outstanding-diluted	**119,140**	**116,960**		**118,687**	

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Nine Months Ended		
	June 30, 2007	**June 30, 2006**	**% Change**
Revenues:			
Securities commissions and fees	$ 1,281,204	$ 1,186,079	8%
Investment banking	131,682	112,645	17%
Investment advisory fees	152,487	132,603	15%
Interest	514,727	320,532	61%
Net trading profits	16,434	19,717	(17%)
Financial service fees	91,683	96,004	(5%)
Other	82,436	85,505	(4%)
Total Revenues	2,270,653	1,953,085	16%
Interest Expense	352,374	194,516	81%
Net Revenues	1,918,279	1,758,569	9%
Non-Interest Expenses:			
Compensation, commissions and benefits	1,299,862	1,195,488	9%
Communications and information processing	83,080	77,152	8%
Occupancy and equipment costs	59,849	54,213	10%
Clearance and floor brokerage	22,662	19,607	16%
Business development	66,252	58,608	13%
Investment advisory fees	34,615	30,024	15%
Other	60,686	67,064	(10%)
Total Non-Interest Expenses	1,627,006	1,502,156	8%
Income before minority interest and provision for income taxes	291,273	256,413	14%
Minority Interest	(5,346)	(6,734)	21%
Income before provision for income taxes	296,619	263,147	13%
Provision for income taxes	109,156	99,733	9%
Net Income	$ 187,463	$ 163,414	15%
Net Income per share-basic	$ 1.63	$ 1.45	12%
Net Income per share-diluted	$ 1.58	$ 1.41	12%
Weighted average common shares outstanding-basic	115,353	112,376	
Weighted average common and common equivalent shares outstanding-diluted	118,425	115,556	

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For more information, contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.